
March 4, 2013

Via E-mail
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada

  Re: Kallo Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed February 11, 2013
    File No. 333-184572
    Amendment No. 1 to Form 10-K for the Fiscal Year Ended
    December 31, 2011
    Filed June 7, 2012
    Amendment No. 1 to Form 10-Q/A for the Fiscal Quarter Ended
    September 30, 2012
    Filed January 17, 2013
    File No. 000-53183

Dear Mr. Cecil:

  We have reviewed your registration statement and other filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement, other filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement, other filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated November 21, 2012. Your response indicates that filing a Form 8-K pursuant to Item 3.02 was premature because no securities have been "delivered." However, pursuant to Item 3.02(a) of Form 8-K, the disclosure obligation arises at the time the registrant enters into an enforceable agreement under which equity securities are to be sold and does not hinge upon delivery of the securities. Please re-file the required Form 8-K under the proper item requirements.

2. Your disclosure is inconsistent with respect to the number of shares you are registering at this time. Your fee table, prospectus cover page, pages 6, 8, 11, 15 and 16 and your financial statements refer to registering for resale 50,000,000 shares; however, page 7 and the beneficial ownership table refer to 52,000,000 shares being offered. Please revise or advise.

3. You have indicated that certain disclosures in your registration statement are of a date prior to the filing of the registration statement. For example, on your cover page you provide a sale price for your common stock on OTCBB as of September 6, 2012. Throughout the course of the review process, please continue to update this information to provide the most current information as of the most recent date practicable.

About this Offering, page 6

4. We note your new disclosure concerning dilution. We specifically note your disclosure "This increases liquidity of shares outstanding." Liquidity with regard to shares usually means the ability to sell a share at a price close to the prevailing market price. Please revise this reference to liquidity to delete your statement that the transaction will increase liquidity but instead that the increase in the number of shares for sale in connection with equity line of credit will likely decrease the prevailing market price per share and also result in a reduction in the ownership percentage in your company for present shareholders, as you acknowledge on page 8.

5. Please ensure that you consistently describe the term of the Investment Agreement. You state here that the term is 12 months but the Investment Agreement and your disclosure elsewhere in the prospectus states that it is 6 months. Please revise or advise.

Fees Paid to Kodiak Capital, LLC

6. You indicate here that the 2,000,000 shares issued to Kodiak Capital are being held in trust to mitigate any risk in the event of non-performance and you discuss the conditions under which such shares will be issued. However, the terms of the Investment Agreement itself neither mentions the need for such shares to be held in trust or escrow nor does it discuss the conditions you describe here. Please tell us how the disclosure you provide is consistent with the agreement you entered into with Kodiak. We may have further comment.

The Offering, page 7

7. We note your response to comment 4 in our letter dated November 21, 2012; however, it is unclear to us how you determined that you will be able to draw upon the $2,000,000 line of credit within the 6 month term considering the 4.9% ownership limitations. Please advise.

8. We note your response to comment 10 in our letter dated November 21, 2012 and your revised disclosure here that the offering represents 15.23% of your outstanding common stock. However, we note that on page 15 in the Selling Security Holder chart you disclose this percentage as 15.5% and in the Principal Stockholders chart on page 39 you disclose this percentage as 15.15%. Please revise or advise.

9. We note your response to comment 12 in our letter dated November 21, 2012 and we reissue our comment. We understand that no put has been made and that Kodiak cannot sell the shares held in escrow. However, we reissue our prior comment; based on the current price and without regard to the 4.9% cap, please disclose the number of shares Kodiak could sell as if you put the entire $2,000,000 to them at this time.

Negative Impact and Limits on Equity Line of Credit, page 8

10. Please revise to disclose the restrictions on being able to draw down on the financing, such that you may not be available to meet your financial liquidity needs when you need it considering the 4.9% limitation upon ownership. Further, please expand the last sentence in your disclosure to explain the circumstances under which Kodiak may decline to purchase your shares put to it as it is our understanding that you control the ability to draw-down upon the Investment Agreement.

4. We need additional capital …page 10

11. We note your response to comment 16 in our letter dated November 21, 2012. Please revise to disclose the risk to your operations or plans should you receive less than the $2,000,000.

Management's Discussion and Analysis or Plan of Operations, page 19

12. We reviewed your responses to comments 22 and 23 in our letter dated November 21, 2012 and the revisions to your disclosure in the introductory paragraphs on pages 19 and 20. Please address the following matters:

- It appears that there is no context for your disclosure in the second paragraph that "there can be no assurance that such financial support shall be ongoing or available on terms or conditions acceptable." Please revise to discuss your history of net losses and that you have historically funded your operations and cash requirements with proceeds from issuance of debt and equity securities to officers, directors and other investors. Please also disclose that you expect to incur operating losses for the foreseeable future and that your ability to continue operations is dependent on your ability to raise additional debt and/or equity financing and achieve a profitable level of operations, and that there is no assurance that you will be able to raise additional financing, that additional financing will be available on satisfactory terms or that you will be able to achieve a profitable level of operations.

- We note your disclosure in the third paragraph that you will continue to borrow money from or sell restricted shares of your common stock to your officers and directors in order to maintain operations if you do not receive any funds from Kodiak. Please disclose whether your officers and directors have committed to loan additional funds and/or purchase additional restricted shares of common stock, and the nature, amount and terms of such funding commitments. If your officers and directors have not committed to provide additional funding, please disclose that fact.

- Please revise your disclosure in the first paragraph on page 20 to clarify: (i) whether the reasonable funding requirement of $2 million is estimated to fund your operations and capital requirements over the next twelve months; (ii) why you believe that you will not require additional funding; and (iii) your basis for disclosing that you will be able to draw the line of credit funds in one or more installments within five months given the terms of the equity line of credit. Your disclosure on page 8 under the "Capital Requirements" heading should be similarly revised.

Our Sales and Marketing Strategy for existing developed products, page 20
Costs Associated with the Plan of Operations, page 20

13. We reviewed your response to comment 25 in our letter dated November 21, 2012 and the revisions to your disclosures. Please revise to provide an update on the status of the installation of the specialist EMR product and the amount of revenue recognized.

14. You state on page 21 that that you have received enquiries from countries in Africa and the Middle East regarding MOBILE CARE. Those regions include Sudan, Syria, and Iran, countries that are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your anticipated contacts with Sudan, Syria, and Iran, if any, whether through direct or indirect arrangements. Your response should clarify whether you have received enquiries from Sudan, Syria, or Iran, and whether you intend to engage in business activities related to those countries. You should describe any such activities in which you intend to engage. Describe any preliminary negotiations you have had with Sudan, Syria, or Iran; any products, technology, or service you intend to provide, directly or indirectly, to those countries; and any agreements, arrangements, or other contacts you have had or anticipate having with the governments of Sudan, Syria, and Iran or entities they control.

Executive Compensation, page 36

15. We note your response to comment 32 in our letter dated November 21, 2012. We reissue our comment. In this regard, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

16. Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website. In this regard, we note your disclosure on page 42 and in the financial statements that certain of your officers and directors accepted shares in lieu of cash for amounts due to them for services rendered; please ensure that your revisions acknowledge these issuances.

Annual Financial Statements

17. Please update your financial statements to include audited financial statements for the year ended December 31, 2012. Please refer to Rule 8-08(b) of Regulation S-X. In addition, please update your disclosures in selected financial data on page 9, management's discussion and analysis or plan of operation on page 19 and elsewhere throughout the prospectus to reflect historical financial information as of and for the year ended December 31, 2012.

Report of Independent Registered Public Accounting Firm, page F-13

18. We reviewed your response to comment 38 in our letter dated November 21, 2012 and the audit report on page F-12 which refers to the predecessor auditors' report. However, the predecessor auditors' report on page F-13 does not identify the financial statements for the period from inception (December 12, 2006) to December 31, 2010 in the introductory paragraph or include an opinion on your financial statements for the period from inception (December 12, 2006) to December 31, 2010. Please have your predecessor auditor revise its report for the year ended December 31, 2010 to report on your financial statements for the period from inception to December 31, 2010 to comply with Auditing Standards AU Section 508.

19. We note that your predecessor auditors' report also refers to the report of other auditors who audited portions of the amounts from inception. As such, the predecessor auditors' report should identify the financial statements for the period from inception (December 12, 2006) to December 31, 2009 and make reference to the report of another auditor in the introductory paragraph, and include an opinion on your financial statements based on its audit and the report of other auditors for the period from inception (December 12, 2006) to December 31, 2009. In addition, the predecessor auditors' report and consent should be included in the filing. Finally, as previously requested in comment 39 in our letter dated November 21, 2012, please have your predecessor auditor to revise its report to state that the other predecessor auditors' report expressed an unqualified opinion, or if the predecessor auditors' report was other than a standard report, please have your auditor revise its report to describe the nature of and reasons for the explanatory paragraph added to the predecessor's report. Please refer to Auditing Standards AU Section 508.

Financial Statements, page 44

Condensed Consolidated Statements of Cash Flows, page F-17

20. We reviewed your response to comments 40 and 51 in our letter dated November 21, 2012 and the revisions to your disclosure. As previously requested, please disclose all non-cash investing and financing activities in the supplemental schedule of non-cash investing and financing activities for each period presented. In that regard, we note that there are a number of transactions including issuance of common stock to settle accounts payable and accrued liabilities as disclosed in Note 3 and loans payable as disclosed in Note 11 which are not disclosed in the supplemental schedule of non-cash investing and financing activities.

Notes to Consolidated Financial Statements, page F-18

21. We reviewed your response to comment 42 in our letter dated November 21, 2012 and the disclosures on pages 18, 19, F-7 and F-8 regarding the 2011 Non-Qualified Stock Option Plan and the 2012 Non-Qualified Stock Option Plan. As previously requested, please provide the disclosures required by ASC 718-10-50 to the extent applicable to your facts and circumstances. Such disclosure should include the following:

- A description of the 2011 non-qualified stock option plan including the general terms of awards under the plan;

- The method used for measuring compensation cost from share-based payment arrangements;

- For the most recent year, the number and weighted-average exercise prices for options outstanding at the beginning of the year, options outstanding at the end of the year, options exercisable at the end of the year and options that were granted, exercised, forfeited and expired during the year;

- The number and weighted-average grant-date fair value of stock options granted during each year;

- The total intrinsic value of stock options exercised and the total fair value of stock options vested during each year;

- A description of the method and significant assumptions used to estimate the fair value of awards granted under the plan during each year; and

- Total compensation cost for share-based payments arrangements recognized in income.

Note 2 – Accounting Policies and Operations, page F-18

Loss Per Share, page F-19

22. We reviewed your response to comment 43 in our letter dated November 21, 2012. As previously requested, please disclose outstanding warrants that could potentially dilute basic earnings per share in the future but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

Contingencies, page F-22

23. As indicated in your response to comment 44 in our letter dated November 21, 2012, please revise your disclosure to remove the sentence that states there were no accruals for contingencies through the balance sheet dates.

Note 5 – Related Party Transactions, page F-26

24. We reviewed your response to comment 45 in our letter dated November 21, 2012. We understand that stock-based compensation expense related to shares issued to directors and officers of $3,373,650 in 2010 as disclosed in the second paragraph was reduced by compensation and other miscellaneous amounts of $640,273 owed to directors and officers, which were forgiven, resulting in net stock-based compensation recognized in stockholders' equity of $2,733,377. The net stock-based compensation amount of $2,733,377 differs from the amount of 2010 stock-based compensation of $2,764,877 disclosed in the statements of cash flows. Please tell us the nature of the difference and the nature of the miscellaneous amounts due to officers and directors forgiven and how such amounts are presented in the statements of cash flows. Please also tell us your basis for presenting the forgiveness of obligations due to directors and officers as a reduction of stock-based compensation expense as opposed to presenting the transaction as a contribution to capital in the statements of changes in stockholders' equity (deficit) and in the statements of cash flows as a non-cash financing transaction. Refer to the last sentence in ASC 470-50-40-2, which states that extinguishment transactions between related parties may be in essence capital transactions.

Note 7 – Obligations Under Capital Leases, page F-27

25. We reviewed your response to comment 46 in our letter dated November 21, 2012. Please tell us how the correction of the current portion of fiscal 2010 capital lease obligations will affect other balances presented in the note and/or the fiscal 2010 balance sheet.

Note 8 – Rophe Acquisition, page F-27

26. We reviewed your response to comment 47 in our letter dated November 21, 2012. Please tell us the following:

- your basis in GAAP for applying a 15% discount to the closing share price to determine the fair value of restricted stock issued to Rophe shareholders;

- your basis in GAAP for valuing the shares issued to Rophe shareholders to settle the cash payments required under the agreement dated December 11, 2009 based on the closing share price on December 11, 2009 rather than the closing share price on the date the shares were issued pursuant to the amended agreement dated March 16,2010;

- the closing price of your common stock on March 16, 2010, or date of issuance of the shares if later, and the amount of the gain or loss had you accounted for the extinguishment of acquisition obligations payable based on the closing stock price on the date the shares were issued; and

- the status of the acquired business and technology acquired on the acquisition date, including a discussion of developed software, software and development projects in process, other technology-based assets and contractual agreements.

Note 10 – Commitments and Contingencies, page F-29

Contingencies, page F-29

27. We reviewed your response to comment 49 in our letter dated November 21, 2012 and the revisions to your disclosure in the interim financial statements. As previously requested, in regard to the Watt claim, please disclose that you are unable to estimate the possible loss or range of loss in excess of amounts accrued.

Contingent liability, page F-30

28. We reviewed your response to comment 50 in our letter dated November 21, 2012. Please tell us whether the Longstaff model of valuing stock-based compensation for income tax purposes is a model accepted by tax authorities. Please also tell us the circumstances under which you would be obligated to pay income taxes on stock-based compensation if the taxing authorities object to the valuation model used to estimate the value of stock-based awards and/or the estimated liability for withholding taxes. In addition, tell us whether the likelihood of taxing authorities objecting to your valuation is probable, reasonably likely or remote and your consideration of disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

Recent Sales of Unregistered Securities, page 77

29. Please update your sales of securities for those transactions occurring after February 29, 2012 as you did on page 24 and in response to comment 11.

Exhibit 5.1

30. We note your response to comment 55 in our letter dated November 21, 2012. A revised Exhibit 5.1 was not filed. Please file the revised legal opinion or advise.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011

31. We reviewed your response to comment 57 in our letter dated November 21, 2012. Please address the above comments and the comments in our letter dated November 21, 2012 in the amendment you intend to file at the conclusion of the comment process.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2012

32. We reviewed your response to comment 58 in our letter dated November 21, 2012. Please address the above comments to the extent applicable in the amendment you intend to file at the conclusion of the comment process.

Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-4

33. We reviewed your response to comment 59 in our letter dated November 21, 2012. It does not appear that you have disclosed all non-cash investing and financing activities in the supplemental schedule of non-cash investing and financing activities for each period presented. Please revise. Also, please tell us the following:

- The transactions that gave rise to stock-based compensation of $47,988 for the nine months ended September 30, 2012 and how the transactions are disclosed in the notes to financial statements;

- The nature and amounts of items included in non-cash settlement of expenses of $415,181 for the nine months ended September 30, 2012 and $394,905 for the nine months ended September 30, 2011, how the transactions are disclosed in the notes to financial statements and if any of such items represent non-cash investing and financing activities; and

- How to reconcile the changes in capital lease obligations, loans payable and short-term loans as presented in the condensed consolidated balance sheets to the amounts reported in the statement for the nine months ended September 30, 2012.

Note 3 – Stockholders' Equity, page F-7

34. We reviewed your response to comment 61 in our letter dated November 21, 2012. As previously requested, please disclose how you determined the fair value of the subscription option asset, including the method used and related assumptions.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director